Exhibit 99.1

Spreadtrum Introduces First TD-Dual-SIM Dual-Standby Solution
for TD-SCDMA

Dual-SIM innovation brings flexibility in voice and data subscription usage to
China Mobile consumers

SHANGHAI, CHINA – October 11, 2011 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced the introduction of the industry’s first dual-SIM dual-standby technology for TD-SCDMA mobile phones. Spreadtrum’s TD-SCDMA dual-SIM technology allows consumers to receive calls and texts, or browse data, on either number while the phone is turned on.

For consumers, dual-SIM TD-SCDMA provides flexibility in the choice of voice or data plan, allowing them to retain or use different China Mobile subscriptions for different purposes.  Dual-SIM provides the added convenience of allowing for two “local” numbers, enabling users to place local-rated calls while traveling between provinces, without carrying two phones.  And, it enables users to use phone and data functions from two different SIMs simultaneously, allowing users to optimize their voice or data usage to a preferred plan. Consumers are able to use the dual-SIM capability across both the 3G TD-SCDMA and the 2G GSM/GPRS/EDGE networks and use SIMs from different carriers in the same phone.

Spreadtrum’s dual-SIM dual-standby feature is the latest in its series of innovations for the China TD-SCDMA market, following the introduction of its SC8800G series of basebands on an advanced 40nm platform whose low power consumption delivers breakthrough standby and talk time performance relative to other solutions available in the market.  Spreadtrum currently commands greater than 50% market share of TD-SCDMA baseband shipments, and its wireless communications solutions are being used in fixed wireless, feature phone and smartphone handsets sold by both global and domestic tier-1 brands.

"Dual-SIM enabled by a single baseband is a technology innovation that Spreadtrum was the first to develop for the 2.5G market," said Leo Li, Spreadtrum's president and chief executive officer.  "Now, by bringing dual-SIM to TD-SCDMA, we are simplifying the 3G handset purchase decision by allowing consumers to take on new subscriptions while retaining their existing plans.  We believe this attractive feature will contribute to further growth in TD-SCDMA handset shipment volumes."

Dual-SIM dual-standby will be available as an option on Spreadtrum’s SC88xx series of TD-SCDMA basebands as well as future products, beginning in 4Q11.

About Spreadtrum Communications
Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market.  Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management.  Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

Safe Harbor Statements:
This press release contains 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, Spreadtrum’s belief that its attractive dual-SIM dual standby feature will contribute to further growth in TD-SCDMA handset shipment volumes and the expected timing for launch of the Dual-SIM dual-standby products. The Company uses words like 'believe,' 'anticipate,' 'intend,' 'estimate,' 'expect,' 'project' and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; market acceptance of the dual-SIM dual-standby technology for TD-SCDMA mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; the Company's ability to sustain recent rates of growth and its leadership position in TD-SCDMA market; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the 'SEC') and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under 'Risk Factors' and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.